Exhibit 99.1

Wheaton Precious Metals to Release 2018 Fourth Quarter and Full Year Results on March 20, 2019

TSX: WPM
NYSE: WPM

VANCOUVER, Feb. 5, 2019 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2018 fourth quarter and full year results on Wednesday, March 20, 2019, after market close.

A conference call will be held on Thursday, March 21, 2019 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	5184315
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 30, 2019 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	5184315
Archived audio webcast:	www.wheatonpm.com

Wheaton Precious Metals' quarterly reporting for the remainder of 2019 is scheduled to be issued, after market close, on the following dates:

  Q1 2019 – Wednesday, May 8, 2019
  Q2 2019 – Thursday, August 8, 2019
  Q3 2019 – Thursday, November 14, 2019

Confirmation of timing and conference call details will be published in a news release closer to the scheduled date of announcement.

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2019/05/c8283.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 18:49e 05-FEB-19